

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______

Commission file number 1-13397

A. Corn Products International, Inc. Retirement Savings Plan for Hourly Employees
(Full title of the plan)

B. Corn Products International, Inc., 5 Westbrook Corporate Center, Westchester, Illinois 60154
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The following financial statements are furnished for the Plan and are filed herewith in paper under Rule 101(b)(3) of Regulation S-T:

1. Consent of Independent Registered Public Accounting Firm.
2. Report of Independent Registered Public Accounting Firm.
3. Statement of Net Assets Available for Plan Benefits as of December 31, 2007 and December 31, 2006.
4. Statement of Changes in Net Assets Available for Plan Benefits for the fiscal year ended December 31, 2007.
5. Notes to Plan Financial Statements.
6. Supplemental Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Corn Products International, Inc.
Retirement Savings Plan

Date: June 23, 2008

By: 

Name: John Surowiec
Title: Plan Administrator

Corn Products International, Inc.
Retirement Savings Plan for Hourly Employees

Table of Contents

See accompanying report of Independent Registered Public Accounting Firm.



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension Committee
Corn Products International, Inc.
Retirement Savings Plan for Hourly Employees
Westchester, Illinois

We have audited the accompanying statements of net assets available for benefits of the Corn Products International, Inc. Retirement Savings Plan for Hourly Employees ("the Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 23, 2008

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Investments – at fair value (Notes 2 and 3)	$ 8,028,412	$ 6,661,130
Participants' loans	814,561	615,811
Total investments	8,842,973	7,276,941
Receivables:		
Participant contributions	14,082	13,034
Employer contributions	1,981	1,880
Total receivables	16,063	14,914
Net assets reflecting all investments at fair value	8,859,036	7,291,855
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,722	6,841
Net assets available for benefits	$ 8,867,758	$ 7,298,696

See accompanying notes to financial statements.

CORN PRODUCTS INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Additions to net assets attributed to:	
Investment income (Notes 2 and 3):	
Dividends and interest	$ 751,466
Net appreciation in fair value of investments	178,132
Total investment income additions	929,598
Contributions:	
Participants	$ 660,630
Employer	130,722
Total contributions	791,352
Total additions	1,720,950
Deductions from net assets attributed to:	
Distributions to participants, net of forfeitures	130,587
Administrative expenses	5,166
Total deductions	135,753
Net increase before transfers	1,585,197
Transfers to other plans (Note 1)	(16,135)
Net increase	1,569,062
Net assets available for benefits, beginning of year	7,298,696
Net assets available for benefits, end of year	$ 8,867,758

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Plan

General

The following brief description of the Corn Products International, Inc. Retirement Savings Plan for Hourly Employees (the "Plan") is provided for general informational purposes only. Participants should refer to the plan agreement or the summary plan description for more complete information. The Plan is a defined contribution plan for the hourly employees of Corn Products International, Inc. (the "Company") in the United States. The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Fidelity Management Trust Company (the "Trustee") holds the Plan's investments and executes investment transactions through the trust established pursuant to the Plan.

Contributions

Participants may contribute between 1% and 15% of their compensation each pay period on a before-tax basis, subject to the limits imposed by the Internal Revenue Code ($15,500 for 2007). The Plan also permits participants to make rollover contributions in accordance with the Internal Revenue Code. At the direction of the participant, contributions are invested by the Trustee into the fund(s) that the participant has elected.

The Company makes a matching contribution to the Plan equal to 30% of the deferred contributions made by or on behalf of the participant that together do not exceed 4% of the participant's compensation for each payroll period during a plan year. In addition, the Company makes a service award contribution on behalf of each participant who has completed a specified number of years of service. Service award contributions are earned for each five-year period of completed service and are equal to the number of years of completed service times the Company's average stock trading price during the period. Company matching contributions are 100% vested after three years of service. Service award contributions are always fully vested.

Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan. The investment funds under the Plan are the Fidelity Managed Income Portfolio II, Fidelity Magellan Fund, Fidelity Contrafund, Fidelity Investment Grade Bond Fund, Fidelity Growth & Income Portfolio, Fidelity Overseas Fund, Fidelity Small Cap Stock Fund, Fidelity Freedom Income, Fidelity Freedom 2000, Fidelity Freedom 2010, Fidelity Freedom 2020, Fidelity Freedom 2030, Fidelity Freedom 2040, and the Corn Products International, Inc. Common Stock.

Participant Accounts

Individual account balances are maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. As of December 31, 2007 and 2006, forfeitures of $2,207 and $2,115, respectively, were available. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants have a fully vested interest in all contributions made by them and in the Plan's earnings/losses on those contributions at all times.

(Continued)

Notes to Financial Statements, continued

1. Description of Plan, Continued

Participant Loans
Participants are permitted to obtain loans from their plan accounts while employed by the Company. In general, the amount of the loan may not exceed the lesser of $50,000 reduced by the highest outstanding loan balance in a participant's vested account during the prior 12-month period, or 50% of their vested account balance. The minimum loan amount is $1,000. Loan transactions are treated as a transfer between the investment funds and the loan fund. The loans bear a rate of interest equal to the prime rate as published in the Wall Street Journal at the time of the request, plus one percent. Loans are repaid through monthly payroll deductions and repayments are reinvested into the participant's account according to the current investment election. Current outstanding loans will mature from 2008 through 2013.

Payment of Benefits
Upon retirement, death or termination, the participant's benefit will be paid in a lump sum. Under certain circumstances, participants may withdraw their before-tax contributions during their employment with the Company. Withdrawals may be made in the event of financial hardship, as defined in the Plan, or after attainment of age 59 ½.

Administrative Expenses
Certain trustee fees and administrative expenses are paid by the Company.

Plan Transfers
In 2007, assets were transferred between the Plan and the Corn Products International, Inc. Retirement Savings Plan for Salaried Employees. The transfers were due to the employment status change of certain employees moving between hourly and salaried status.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions by the plan administrator that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan allows participants to direct the investment of their account balance in a number of funds that invest in stocks, bonds, mutual funds, and other investment securities. The values of certain investment securities are exposed to risks from a variety of factors, such as changes in interest rates, fluctuations in market conditions and changes in the credit standing of issuers of investment securities. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements.

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Investment Valuation
The Plan's investments are stated at fair value. Investments held in mutual funds and common stocks are valued at the quoted market price on December 31. The fair values of the Plan's interests in common collective funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the Trustee.

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan's direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Participant loans receivable are valued at cost, which approximates fair value.

Investment Transactions and Investment Income
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned on an accrual basis.

The Plan's investment activities as presented in the statement of changes in net assets available for benefits include the net appreciation or depreciation in fair value of investments, which consists of the realized gains or losses on investment sales and the unrealized appreciation or depreciation on investments held at year end.

Payment of Benefits
Benefits are recorded when paid.

Effect of Newly Issued but Not Yet Effective Accounting Standards
In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157.* This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan's net assets available for benefits and changes in net assets available for benefits is not anticipated to be material.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Opinion for Financial Assets and Financial Liabilities*. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008.

(Continued)

Notes to Financial Statements, continued

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2007 and 2006 are as follows:

	2007	2006
Investments (at fair value, based on quoted prices)		
Fidelity Magellan Fund	$ 2,014,275	$ 1,712,310
Fidelity Contrafund	1,699,103	1,305,583
Fidelity Growth & Income Portfolio	1,163,216	1,097,346
Fidelity Overseas Fund	972,446	724,318
Corn Products Stock	648,354	572,280
Investments (at estimated fair value)		
Fidelity Managed Income Portfolio (contract values were $811,266 and $687,534 for 2007 and 2006, respectively)	802,544	680,693

During 2007, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Investments (at fair value, based on quoted market prices)	
Mutual funds	$ 137,735
Common stock	
Corn Products stock	40,397
	$ 178,132

4. Party in Interest

Parties in interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering services to the plan, the Company, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds or other investments managed by the trustee or Fidelity Investments. Fidelity Investments is an affiliate of Fidelity Management Trust Company, the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee amounted to $5,166 for the year ended December 31, 2007.

The Plan also allows participants to invest their account balances in a unit-based fund that invests in shares of Corn Products International, Inc. common stock. The number of shares of Corn Products International, Inc. common stock held by the Plan at December 31, 2007 and 2006 was 17,642 shares and 16,569 shares, respectively. The fair value of these shares at December 31, 2007 and 2006 was $648,354 and $572,280, respectively. No dividends were paid on these shares during the year ended December 31, 2007. These transactions also qualify as party-in-interest transactions.

The Plan also allows participants to take loans from their accounts in the Plan. These investments also qualify as party in interest and totaled $814,561 and $615,811 at December 31, 2007 and 2006, respectively.

5. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter issued October 21, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate section of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(Continued)

Notes to Financial Statements, continued

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULE

Schedule 1

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

Name of Plan Sponsor: Corn Products International, Inc.
Employer identification number: 22-3514823
Three-digit plan number: 001

(a)	(b) Identify of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	(d) Cost	(e) Current Value
	Common Collective Fund:			
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio	#	$ 811,266
	Mutual Funds:			
*	Fidelity Investments	Fidelity Magellan Fund	#	2,014,275
*	Fidelity Investments	Fidelity Contrafund	#	1,699,103
*	Fidelity Investments	Fidelity Investment Grade Bond Fund	#	103,321
*	Fidelity Investments	Fidelity Growth & Income Portfolio	#	1,163,216
*	Fidelity Investments	Fidelity Overseas Fund	#	972,446
*	Fidelity Investments	Fidelity Small Cap Stock Fund	#	191,157
*	Fidelity Investments	Fidelity Freedom Income	#	25,875
*	Fidelity Investments	Fidelity Freedom 2000	#	1,189
*	Fidelity Investments	Fidelity Freedom 2010	#	101,855
*	Fidelity Investments	Fidelity Freedom 2020	#	177,410
*	Fidelity Investments	Fidelity Freedom 2030	#	59,420
*	Fidelity Investments	Fidelity Freedom 2040	#	54,180
	Common Stock:			
*	Corn Products International, Inc.	Corn Products International, Inc. Common Stock 17,642 shares	#	648,354
	Other:			
*	Fidelity Investments	Cash equivalents	#	14,067
*	Participant Loans	Loans bearing interest at rates ranging from 5.00% to 9.25%, and maturing from 2008 to 2013	#	814,561
				$ 8,851,695

* Denotes a party in interest to the Plan.
\# All investments are participant-directed; therefore, historical cost information is not required.

See accompanying report of Independent Registered Public Accounting Firm.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-36331 on Form S-8 of Corn Products International, Inc., of our report dated June 23, 2008, appearing in this Annual Report on Form 11-K of the Corn Products International, Inc. Retirement Savings Plan for Hourly Employees for the year ended December 31, 2007.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 23, 2008

END